

10030160

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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7/19/10

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-48790~~ 41088

SEC Mail Processing Section
MAR 30 2010
Washington, DC
110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

The Transportation Group (Securities) Limited.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1140 Avenue of the Americas, Suite 1701
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph J. Steuert — (212) 319-0323 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway, Suite 1000	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Joseph J. Steuert, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to The Transportation Group (Securities) Limited for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Executive Officer
Title

Subscribed and sworn
to before me this 18th
day of March , 2010



DENISE BARTON-LAUGHMAN
Notary Public, State of New York
No. 01BA6201824
Qualified in Queens County
Commission Expires March 02, 2013

The Transportation Group (Securities) Limited

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2009

The Transportation Group (Securities) Limited
Table of Contents
December 31, 2009

YSL & Associates LLC

Certified Public Accountants

11 Broadway, Suite 1000
New York, NY 10004
Tel: (212) 232-0122
Fax: (212) 232-0123

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
The Transportation Group (Securities) Limited

We have audited the accompanying statement of financial condition of The Transportation Group (Securities) Limited (the "Company") as of December 31, 2009, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Transportation Group (Securities) Limited as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


YSL & Associates LLC

New York, New York
March 15, 2010

The Transportation Group (Securities) Limited

Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	8,395
Accounts receivable		11,107
Receivable from parent		75,364
Total assets	$	94,866
Liabilities and Shareholder's Equity		
Accrued expenses	$	1,604
Shareholder's equity		
Common stock, $2.00 par value per share; 100 shares authorized, 2 shares issued and outstanding	$	4
Additional paid-in capital		286,714
Accumulated deficit		(193,456)
	$	93,262
Total liabilities and shareholder's equity	$	94,866

The accompanying notes are an integral part of these financial statements.

The Transportation Group (Securities) Limited

Statement of Operations
Year Ended December 31, 2009

Revenues	
Fee income	$ 1,291,124
Interest income	4
Total revenues	1,291,128
Expenses	
Management fee	1,290,212
Other expenses	3,016
Total expenses	1,293,228
Net loss	$ (2,100)

The accompanying notes are an integral part of these financial statements.

The Transportation Group (Securities) Limited

Statement of Changes in Members' Equity
Year Ended December 31, 2009

	Number of Shares	Common Stock	Additional Paid-in Capital	Retained (Deficit)	Total Shareholder's Equity
Balance, January 1, 2009	2	$ 4	$ 286,714	$ (191,356)	$ 95,362
Net loss				(2,100)	$ (2,100)
Balance, December 31, 2009	2	$ 4	$ 286,714	$ (193,456)	$ 93,262

The accompanying notes are an integral part of these financial statements.

The Transportation Group (Securities) Limited

Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities	
Net loss	$ (2,100)
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in operating assets	
Accounts receivable	448
Receivable from parent	1,713
Increase in operating liabilities	
Accounts payable and accrued expenses	376
Net cash provided by operating activities	437
Cash and cash equivalents	
Beginning of year	7,958
End of year	$ 8,395

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

The Transportation Group (Securities) Limited (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority.

The Company, a Hong Kong corporation, is a wholly-owned subsidiary of The Transportation Group (Capital) Limited ("TTGC" or the "Parent"). The Company maintains its place of business in New York City, within the offices of TTGC under the terms of a service agreement (Note 3).

TTGC and its subsidiaries are a boutique investment bank providing investment offerings, investment research and arrangement, and advisory services to the aviation and rail transportation industries, from offices in New York City, London and Hong Kong. TTGC specializes in the arrangement and placement of fixed income, equity and lease financings with a broad range of European, North American and Asian institutional investors, on behalf of aviation and rail clients based around the world.

The Company provides TTGC with such broker-dealer services in the United States of America as TTGC may at any time require including the private placement of debt and equity securities with clients located in the United States of America, in accordance with the federal and state securities laws and rules and regulations.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

These financial statements were approved by management and available for issuance on March 15, 2010. Subsequent events have been evaluated through this date.

Revenue Recognition

Revenues from the Company's investment banking services are earned in accordance with the terms of contracts it enters into with its clients. The Company recognizes investment banking fees as revenue when such revenues are earned, as stipulated by the related contract, and are no longer subject to negotiation or refund. Revenues from advisory services are recognized when the Company has substantially completed its work with respect to such transaction.

Income Taxes

The Company files separate federal, state and local income tax returns. The provision for income taxes included in the statement of operations represents minimum New York State and local taxes as required by these jurisdictions. The company has federal and state net operating loss of approximately $206,036 as of December 31, 2009, which is available to offset future taxable

income, if any, and expire in years beginning in 2009. A full valuation allowance has been established for the Company's net operating loss carryforwards.

At December 31, 2009, management has determined that the Company has no uncertain tax positions that would require financial statement recognition.

3. Transactions with related parties

Under the terms of a service agreement between TTGC and the Company (the "Agreement") dated March 1, 1994, TTGC is to make available to the Company sufficient office space, other facilities and personnel for the performance of the Company's broker-dealer services provided to TTGC. The Company agrees to pay a management fee to TTGC, equal to 99% of its broker-dealer services revenue, net of any expenses actually paid by the Company, for such office space, facilities and personnel. In accordance with the Agreement, the Company is obligated to pay the management fees to TTGC only upon the collection of the broker-dealer services' revenue. TTGC has indemnified the Company for any liability arising from the performance of its services under the Agreement. The financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated independently.

Under the terms of an expense sharing agreement between TTGC and the Company (the "Expense Agreement"), effective January 1, 2007, the Company agreed to pay a monthly fee of $1,000 for Office and Administrative services provided by TTGC.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of approximately $6,800 which exceeded the required net capital by approximately $1,800. The ratio of aggregate indebtedness to net capital, at December 31, 2009 was .24 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under section (k)(2)(i) of that rule.

The Transportation Group (Securities) Limited
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Shareholder's equity	$	93,262
Deductions and/or charges		
Nonallowable assets		
Accounts receivable		11,107
Receivable from parent		75,364
Total deductions		86,471
Net capital		6,791
Minimum capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	1,791
Aggregate Indebtedness	$	1,604
Ratio of aggregate indebtedness to net capital		.24 : 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2009 and filed on February 24, 2010.

The Transportation Group (Securities) Limited

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i).

YSL & Associates LLC

Certified Public Accountants

11 Broadway, Suite 1000
New York, NY 10004
Tel: (212) 232-0122
Fax: (212) 232-0123

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors and Shareholder of
The Transportation Group (Securities) Limited

In planning and performing our audit of the financial statements of The Transportation Group (Securities) Limited (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

YSL & Associates LLC

New York, New York
March 15, 2010